Exhibit (a)(5)(C)

News

Amplify Energy Announces Preliminary Results of its Tender Offer

HOUSTON, December 19, 2018—Amplify Energy Corp. (OTCQX: AMPY) (“Amplify” or the “Company”) announced today the preliminary results of its tender offer to purchase for cash up to 2,916,667 shares of its common stock (the “shares”) at a price of $12.00 per share, which expired at 11:59 p.m., New York City time, on Tuesday, December 18, 2018.

Based on the preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, approximately 22.1 million shares of the common stock were properly tendered and not properly withdrawn, including less than 15,000 shares that were tendered through notice of guaranteed delivery. The number of shares conditionally tendered was approximately 60,000 based on the preliminary count by the depositary. Accordingly, Amplify expects to accept for purchase a total of 2,916,667 shares of its common stock at a purchase price of $12.00 per share, for an aggregate purchase price of approximately $35.0 million, excluding fees and expenses relating to the offer. The shares expected to be acquired represent approximately 12% of the Company’s currently outstanding common stock.

Since the offer was oversubscribed, the number of shares that Amplify will purchase from each tendering shareholder will be pro-rated. Based upon the preliminary count, Amplify estimates that the pro-ration factor for the shares would be approximately 13.2%. The number of shares tendered and not withdrawn and the pro-ration factor are preliminary and are subject to verification by the depositary and the proper delivery of all shares tendered (including shares tendered pursuant to guaranteed delivery procedures). The actual number of shares properly tendered and not properly withdrawn and the pro-ration factor will be announced promptly following the guaranteed delivery period and completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares properly tendered and accepted under the tender offer and will return all other shares tendered. Payment for shares will be made in cash, without interest.

Amplify may, in the future, decide to purchase additional shares in the open market subject to market conditions and private transactions, tender offers or otherwise subject to applicable law. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the offer. Whether Amplify makes additional repurchases in the future will depend on many factors, including but not limited to its business and financial performance, the business and market conditions at the time, including the price of the shares, and other factors Amplify considers relevant.

D. F. King & Co., Inc. is acting as the information agent for the tender offer. Citigroup Global Markets Inc. is acting as the dealer manager for the tender offer. American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

IMPORTANT INFORMATION ABOUT TENDER OFFER

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The offer was made solely pursuant to the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed on November 19, 2018 with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as the amendment to the Schedule TO filed on December 7, 2018 with the SEC and any further amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (866) 721-1211 (toll-free), by email at: ampy@dfking.com or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005; or from Citigroup Global Markets Inc., the dealer manager for the tender offer, by telephone at: 1-877-531-8365 (toll-free).

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Amplify expects, believes or anticipates will or may occur in the future are forward-looking statements. Terminology such as “will,” “would,” “should,” “could,” “expect,” “anticipate,” “plan,” “project,” “intend,” “estimate,” “believe,” “target,” “continue,” “potential,” the negative of such terms or other comparable terminology are intended to identify forward-looking statements. Amplify believes that these statements are based on reasonable assumptions, but such assumptions may prove to be inaccurate. Such statements are also subject to a number of risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Amplify, which may cause Amplify’s actual results to differ materially from those implied or expressed by the forward-looking statements. Please read the Company’s filings with the SEC, including “Risk Factors” in its Annual Report on Form 10-K, and if applicable, its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and other public filings and press releases for a discussion of risks and uncertainties that could cause actual results to differ from those in such forward-looking statements. All forward-looking statements speak only as of the date of this press release. All forward-looking statements in this press release are qualified in their entirety by these cautionary statements. Amplify undertakes no obligation and does not intend to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

About Amplify Energy

Amplify Energy Corp. is an independent oil and natural gas company engaged in the acquisition, development, exploration and production of oil and natural gas properties. The Company’s operations are focused in the Rockies, offshore California, East Texas / North Louisiana and South Texas. For more information, visit www.amplifyenergy.com.

Contacts

Amplify Energy Corp.

Martyn Willsher – Chief Financial Officer

(713) 588-8346

martyn.willsher@amplifyenergy.com